Exhibit 99.1

Medigus: Jeffs’ Brands Reinforces its Brands for the Holiday Season with Potential High Profitability Products

Using its advanced technology, Jeffs’ Brands evaluated new lucrative products and now offers them in its stores

Tel Aviv, Israel, Nov. 11, 2022 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies, and electric vehicle and charging solutions, announced today that Jeffs’ Brands Ltd. (“Jeffs’ Brands” owned 35.27% by Medigus), a data-driven E-commerce company operating on the Amazon Marketplace, has boosted its brands’ products offering, launching new products in time for the holidays season.

Jeffs’ Brands strengthens its brands’ portfolio with 16 new products, available now at its US Amazon stores. The new products relate to the pets and home décor categories.

“Our goal is to rapidly grow our business by offering attractive products. The new products we launches were chosen after meticulous screening using our technology, market research and revenues and return on investment ROI potential,” said Viki Hakmon, Chief Executive Officer of the Jeffs’ Brands. ” In light of the of holidays and global shopping events, November and December are typically busy months in the consumer market. With each month, we keep on expanding our offerings to our customers, following trending sectors and products that we believe would be appealing to our customers.”

About Jeffs’ Brands Ltd.

Jeffs’ Brands is transforming the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through Jeffs’ Brands’ stellar team’s insight into the FBA Amazon business model, Jeffs’ Brands is using both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd. visit https://jeffsbrands.com.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in Polyrizon Ltd. and ownership in industry 4.0 company, ScoutCam Inc. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Dave Gentry

RedChip Companies Inc.

1-800-RED-CHIP (733-2447)

Or 407-491-4498

MDGS@redchip.com